Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In thousands)	2011	2012	2013	2014	2015
Computation of Earnings:
Pre-tax earnings from continuing operations, excluding equity in earnings of unconsolidated affiliates	$215,233	$255,027	$299,996	$287,154	$479,767
Plus: Fixed charges	17,797	19,669	32,529	87,029	125,851
Plus: Amortization of capitalized interest	121	115	91	91	92
Plus: Distributed earning from equity investees	800	1,830	3,073	3,630	6,887
Less: Capitalized interest	85	43	24	—	42
Earnings	$233,866	$276,598	$335,665	$377,904	$612,555
Fixed Charges:
Interest expense and amortization of deferred financing costs on all indebtedness	$15,311	$16,950	$29,525	$83,285	$121,586
Capitalized interest	85	43	24	—	42
Estimate of interest component of rental expenses	2,401	2,676	2,980	3,744	4,223
Fixed charges	17,797	19,669	32,529	87,029	125,851
Preferred distributions	—	—	—	7,505	15,093
Total combined fixed charges and preferred distributions	$17,797	$19,669	$32,529	$94,534	$140,944
Ratio of earnings to fixed charges	13.1x	14.1x	10.3x	4.0x	4.3x